

January 12, 2011

Spencer Luo
President and Chief Executive Officer
Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

> **Re: Elite Energies, Inc.**
> **Registration Statement on Form S-1**
> **Amended December 23, 2010**
> **File No. 333-168184**

Dear Mr. Luo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market Opportunities, page 12

1.   We note your revisions in response to prior comment 7. Please substantially expand the disclosure in the last sentence of the first paragraph to describe with specificity the strategic policies that you mention and how those policies have the effect of "creating tremendous new markets and opportunities."

Note 3. Quality Green Building Supplies, page F-10

2.   We note your response states that QGBS was a business as defined by Rule 11-01(d) of Regulation S-X. We also reference the discussion in Note 3 that the business combination did have a material impact on ELITE's consolidated financial statements. Please explain how you concluded that separate financial statements of QGBS were not

required in accordance with Rule 8-04 of Regulation S-X. Please provide any computations supporting your conclusion.

3.   Please tell us why the pro forma information provided on page F-10 agrees with your consolidated statements of operations on page F-4.

Certain Relationships and Related Transactions, page 24

4.   We note your response to prior comment 14. Please further revise your disclosure to indicate the maturity date of the notes issued on December 1, 2010. Please also revise to describe the material terms of the notes payable to Chung Tung Lim and Spencer Luo.

Exhibits, page 28

5.   It does not appear that the filed versions of exhibits 10.5 and 10.6 have been signed or dated. Please file the executed versions of those exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Yarona Y. Liang, Esq. – Anslow & Jaclin, LLP